TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold's Greenstone Mine Announces Commercial Production

November 6, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that based on the operating progress achieved through October, its Greenstone Mine in Ontario, Canada has reached commercial production.

Greg Smith, President & CEO of Equinox Gold, commented: "With the Greenstone Mine continuing to ramp up and generating positive operating cash flow, we are pleased to announce commercial production at our newest and largest gold mine. This milestone marks the culmination of three years of construction and commissioning, accomplished during the challenges of a global pandemic, supply chain disruptions, and inflationary pressures. I extend my thanks and congratulations to the Greenstone team for their dedication and perseverance in achieving this milestone."

During Q3, the Greenstone Mine processed an average of 14,300 tonnes per day ("tpd"), representing 53% of design throughput, producing 42,400 ounces of gold at an average recovery rate of 79% and a cash cost of US$930 per ounce. The average throughput during the quarter includes three multi-day shutdowns to address issues identified during the ramp-up process. Throughput steadily increased through October and, as of November 5th, the trailing 20-day throughput averaged over 20,400 tpd, representing 76% of design. The crushing and grinding circuits have demonstrated operation at the full production rate of 27,000 tpd (crushing over 32,000 tpd, milling over 27,000 tpd). Gold recovery has reached daily highs over 90% and averaged 78% through October. The current focus is on increasing plant availability and recoveries.

At full production, the Greenstone Mine will be one of Canada's largest and highest-grade open-pit gold mines, producing on average 390,000 ounces of gold per year for the first five years and 330,000 ounces of gold annually for an initial 15-year mine life.

ABOUT EQUINOX GOLD

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines and a path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information (collectively “Forward-looking Information”). Forward-looking Information in this news release relates to, among other things: the Company’s expectations for the operation of Greenstone, including future financial or operating performance; and anticipated improvements in recovery rates, mining rates, and throughput to achieve design capacity. Forward-looking Information is generally identified by the use of the words “will”, ”target”, “focus”, “ramping up”, “achieve”, “increase”, “plan”, “continue”, and similar expressions and phrases or statements that certain actions, events or results “could”, “would” or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes the expectations reflected in such Forward-looking Information is reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: the Company’s expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; the Company’s ability to achieve its production, cost and development expectations for Greenstone; no unplanned delays or interruptions in scheduled production; that ore grades and recoveries remain consistent with expectations; that tonnage of ore to be mined and processed remains consistent with expectations; the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone; no labour-related disruptions; that all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the Forward-looking Information contained in this news release.

The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fires, and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; labour relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental laws and regulations; legal restrictions relating to mining; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2024 and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any Forward-looking Information, no inference should be drawn that Equinox Gold will make additional updates with respect to that or any other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Non IFRS Measures. This news release refers to cash costs which measure has no standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Cash Costs and Cash Costs per oz sold is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.